Part II: Activities of the Broker-Dealer Operator and its Affiliates

Item 2: Affiliates Trading Activities on the ATS

    a. Are Affiliates of the Broker-Dealer Operator permitted to enter or direct the entry of orders and trading interest into the NMS Stock ATS?

◉ Yes ◯ No

If yes, name and describe each type of Affiliate that enters or directs the entry of orders and trading interest into the ATS (e.g., broker-dealer, NMS Stock ATS, investment company, hedge fund, market maker, principal trading firm), and, for each Affiliate, provide the applicable MPID and list the capacity of its orders and trading interest (e.g., principal, agency, riskless principal).

BNP Paribas Securities Corp (the "BDO") is the operator of the BNPP Cortex ATS, an NMS Stock ATS. The BDO's MPID is BNPS and the BNPP Cortex ATS's MPID is BNPX. Affiliates of the BDO ~~located in Europe, North and South America, and the Asia Pacific region~~ include the following: BNPP Financial Markets, BNPP Financial Markets Paris, BNP Cardif, BNP Paribas, BNP Paribas (BNPP GPM), BNP Paribas Asset Mgmt France, BNP Paribas Asset Mgmt Luxembourg, BNP Paribas Fortis, BNP Paribas London, BNP Paribas Securities Corp, BNP Paribas Securities Services, BNP Paribas USA, Inc, BNP Wealth Mgmt Hong Kong, BNP Wealth Mgmt Singapore and BNP Wealth Mgmt Taiwan are institutional accounts, as that term is defined under FINRA Rule 4512(c), and some of the entities are foreign broker-dealers. The affiliates will be able to enter and/or direct order to the ATS for execution through the BDO. When executing affiliate orders in the ATS, the ATS and the BDO will be acting in an agency capacity. The affiliates of the BDO could enter and/or direct orders to the ATS in an agency and/or principal capacity.

Part III: Manner of Operations

Item 14: Counter-Party Selection

    a. Can orders or trading interest be designated to interact or not interact with certain orders or trading interest in the NMS Stock ATS (e.g., designated to execute against a specific Subscriber's orders or trading interest or prevent a Subscriber's order from executing against itself)?

◉ Yes ◯ No

If yes, explain the counter-party selection procedures, including how counter-parties can be selected,and whether the designations affect the interaction and priority of trading interest in the ATS.

Subscribers can opt out of interacting with a counterparty type or types (as defined in Part III, Item 13). For Close orders: all Subscribers may opt out of interacting with counterparty type 1. For Mid Point Peg orders: Subscribers may only opt out of interacting with counterparty type 1. For non Close non Midpoint Peg orders: orders: all Subscribers may opt out of interacting with counterparty type 1. Subscribers may also opt out of trading with any counterparty group above their current counterparty type assignment subject to Dynamic Recategorization of orders described below (for example, Subscribers in counterparty type 3, Direct Low, may opt out of interacting with Subscribers in counterparty type 4 and 5 in addition to counterparty type 1). Additionally, the ATS offers a self-cross prevention feature that is designed to prevent a Subscriber from matching against its own orders. By default, self-cross prevention will be enabled for external broker-dealer Subscribers based on their respective market participant identification codes ("MPID"). In addition, other Subscribers can enable self-cross prevention on a voluntary basis. For all order types: Subscribers may request to opt out of counterparty interactions and/or enable self-cross prevention on a voluntary basis by contacting their assigned BDO high touch or low touch equities sales trader during onboarding or at any other time. A member of the Client Onboarding team will configure the opt out settings for all subsequent ATS orders, typically effective next day. The BDO will not disclose to Subscribers the names of individual counterparties that may route orders to the ATS. Further information on counterparty types can be found in Part III, Item 13.

Dynamic recategorization~~: (ATS is applying Dynamic recategorization for the following 11 symbols (XOM, PG, SCHW, PLD, AMZN, SPY, AAPL, QQQ, SNOW, DVN, DISH) through November 1, 2024.~~ The ATS will apply Dynamic recategorization to all eligible NMS stocks as described in Part III Item 11(a). ~~as of November 4, 2024.)~~ For non Close, non Midpoint Peg and Non Trajectory cross orders, Cortex ATS applies a dynamic recategorization model for orders from Subscribers assigned to counterparty groups 4 or 5. For the purposes of counterparty opt out as described in Part III Item 14, orders from Subscribers assigned to Category 4 and 5 will have the category assigned to orders entered by the Subscriber dynamically recategorized to category 3 after the respective order persists in the order book for 5 milliseconds. (For example, Subscriber X is assigned to counterparty group 5. Subscriber X sends an order to the ATS, upon entering the order book the order is assigned to counterparty group 5, any contra side order that is Opting Out of interacting with counterparty group 5 will not execute against the order from Subscriber X. After 5 milliseconds, the order from Subscriber X will be recategorized to group 3, at that point this existing order will be considered a group 3 order until execution, cancellation or amend. In this example, an order that initially was opted out of crossing with another order, may cross against that order after the recategorization is applied.) This recategorization only applies to individual orders and each order from any given Subscribers has the recategorization applied independently of other orders. The 5 millisecond timer begins at the time the order enters the ATS order book. A cancel/replace or amend of an existing order will reset the 5 millisecond timer. A partial execution of an order will not reset the 5 millisecond timer.